KBRA

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification


EXHIBIT 3:

Policies and Procedures to Prevent the Misuse of Material Nonpublic Information




Form NRSRO Exhibit 3

Exhibit 3. Provide in this Exhibit a copy of the written policies and procedures established, maintained, and enforced by the Applicant/NRSRO to prevent the misuse of material, nonpublic information pursuant to section 15E(g) of the Exchange Act and 17 CFR 240.17g-4.

The written policies and procedures established, maintained, and enforced by the Applicant/NRSRO to prevent the misuse of material, nonpublic information are as follows:

1. Code of Ethics

2. Confidential Information and Insider Trading Policy

3. Independent Directors and Material Non-Public Information Policy

4. KBRA Code of Conduct

5. Non-Executive Directors and Inside Information for KBRA Europe and KBRA UK Policy

6. Personal Securities Trading Policy

7. Personal Securities Trading Policy for KBRA Europe and KBRA UK

8. Relationship with Corporate Affiliates

9. Relationship with Corporate Affiliates for KBRA Europe and KBRA UK Policy

Code of Ethics

APPLICABLE TO: ALL KBRA, KBRA ANALYTICS, KBRA EUROPE, and KBRA UK EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: December 31, 2020

1. **Scope**

   (a)   This Code of Ethics (the "Code of Ethics"), applies to all employees of Kroll Bond Rating Agency, LLC, KBRA Analytics and its credit rating affiliates (collectively, "KBRA"). The purpose of the Code of Ethics is to help employees understand how to maintain the high ethical standards expected of them by KBRA in daily business activities. The Code of Ethics sets forth KBRA's core values, articulates the standards of honesty, ethical conduct, and accountability that is expected of KBRA employees, and, as such, is designed to reinforce the importance of acting with integrity—KBRA's foundational principle, and the one on which KBRA's businesses depend for its continued growth and success.

   (b)   At KBRA, business will be conducted responsibly and will meet the highest standards of ethical corporate behavior. All employees must demonstrate honest and ethical conduct when fulfilling their duties, including the ethical handling of actual or potential conflicts of interest between personal and professional relationships. All employees are expected to comply with all applicable laws, rules and regulations, and abide by the Code of Ethics, the KBRA Code of Conduct, the Anti-Bribery and Anti-Corruption Policy, and other policies and procedures adopted by KBRA.

   (c)   It is essential that employees read, understand, and affirm their adherence to the Code of Ethics. Although the Code of Ethics provides guidance to help KBRA employees make ethically responsible and appropriate decisions, it does not, and is not, intended to cover every possible law, policy, or situation. Employees are expected to use their best judgment before making decisions. If you are unsure what to do or are unsure about any provision in the Code of Ethics, please consult your supervisor, Human Resources, the KBRA Compliance Department, or the Legal Department.

2. **Mission and Core Values**

   Established in 2010 as a challenger brand, KBRA's original mission was to restore trust in credit ratings. Since then, KBRA has provided the market with timely, transparent ratings and research as well as the tools needed to make informed investment decisions. The market has come to trust and now relies on KBRA, the largest rating agency formed post-crisis. Today, KBRA's mission is to assess risk and educate the financial markets by thinking beyond traditional credit rating protocols and by taking an innovative, more rigorous approach.

   Innovation, Collaboration and Integrity are KBRA's core values. They differentiate KBRA and allow KBRA to be forward looking.

3. **Ethical Standards**

   KBRA employees have a personal responsibility to act ethically and comply with the law. KBRA employees must:

   (a)   Engage in and promote honest and ethical conduct;

   (b)   Deal fairly with customers, suppliers, competitors, and other KBRA employees;

   (c)   Comply with applicable laws, rules, and regulations;

   (d)   Make appropriate use of KBRA's information technology resources;

(e)   Take all reasonable measures to prevent the improper use and unauthorized disclosure of nonpublic information about KBRA or its customers either received or created during KBRA's business activities, unless disclosure is required by applicable law or regulation; and

(f)   Read, understand, and comply with all applicable KBRA policies, procedures, programs, and guidelines, all of which are located on the KBRA Intranet at http://net.kbra.local/.

4.   **Prohibited Conduct**

The primary responsibility of KBRA employees is to perform their jobs in an efficient and productive manner. KBRA employees are expected to meet KBRA's standards of work performance and personal conduct, including following company rules, adhering to safe working practices, and cooperating with coworkers. KBRA is committed to treating all employees with respect and dignity and believes that KBRA employees deserve a workplace that is safe and free from harassment or other discrimination. In keeping with this commitment, KBRA maintains a strict policy prohibiting all forms of unlawful harassment and discrimination, including sexual harassment. These behaviors will not be tolerated under any circumstances, regardless of whether the behavior was or is intended to be offensive and should be reported in accordance with Section 9 of the Code of Ethics. For additional information, please refer to the KBRA Employee Handbook.

5.   **Avoiding Conflicts of Interest**

(a)   When employees become aware of an actual or potential conflict of interest, they are responsible for taking appropriate action in accordance with legal and regulatory requirements and KBRA's policies and procedures. KBRA employees are expected to discuss their involvement with any transaction or business relationship that might reasonably give rise to an actual conflict of interest or the appearance of a conflict of interest with their supervisors and the KBRA Compliance Department.

(b)   For further guidance on business conduct and practices that may give rise to actual or potential conflicts of interest and the framework by which KBRA identifies and addresses actual or potential conflicts of interest, please consult KBRA's policies and procedures, including, but not limited to, the KBRA Code of Conduct, the Anti-Bribery and Anti-Corruption Policy, Duties of Commercial Personnel and Ratings Personnel to Avoid Conflicts Policy, Conflict of Interest Certification Policy, Conflict of Interest Certification Procedure, Conflict of Interest Certification Policy for the European Union, Conflict of Interest Certification Procedure for the European Union, Fee Discussion Policy, Fee Discussion Procedure, the Gifts and Entertainment Policy, and Prohibited Acts and Practices Policy.

6.   **Confidential Information**

(a)   Protecting confidential information is critical to KBRA's reputation, its integrity, its relationships with customers, and to facilitate compliance with the law, applicable regulations, including, but not limited to, the KBRA Code of Conduct, the Accessing 17g-5 Websites Policy, the Confidential Information and Insider Trading Policy, the Independent Directors and Material Nonpublic Information Policy, the Independent Directors and Material Nonpublic Information in the European Union Policy, the Personal Securities Trading Policy, the Personal Securities Trading Policy for the European Union, the Relationship with Corporate Affiliates Policy, the Relationship with Corporate Affiliates in the European Union Policy, the Social Media Policy, and the Social Media Policy in the European Union. KBRA requires that its employees must follow its policies and procedures concerning the acceptance, proper use, and handling of confidential information, as well as any written agreements with customers or other third parties related to the use or handling of confidential information, or written agreements between KBRA and its employees that relate to the use and handling of confidential information. KBRA employees are responsible for protecting all confidential information, regardless of its form or format. To the extent that an employee is obligated to keep any information confidential, that confidentiality obligation extends beyond the employee's employment with KBRA is terminated, regardless of the reason for termination.

(b)   Any KBRA employee who suspects that confidential information has been leaked—whether accidentally or otherwise—should report such suspicion promptly in accordance with Section 9 of the Code of Ethics.

7.   **Self-Dealing and Insider Trading**

KBRA employees who are aware of material nonpublic information related to issuers, underwriters, sponsors, other private or governmental issuers of securities or KBRA credit ratings, may not buy, sell, or otherwise benefit from any transaction of those parties, including, but not limited to, any securities or money market instruments, nor may KBRA employees recommend that another person buy, sell, or hold the securities of those parties or accept a business opportunity involving one of those parties. For further guidance on material nonpublic information and the prohibition of trading on inside information, please consult KBRA's Confidential Information and Insider Trading Policy.

8.   **Gifts, Meals, and Entertainment**

KBRA employees shall not be influenced by the receipt of gifts or favors, nor shall they try to improperly influence others by providing gifts or favors. KBRA employees should avoid situations that could give the appearance that KBRA's business decisions are based upon anything other than legitimate business considerations. For guidance on accepting gifts and entertainment, please consult the Gifts and Entertainment Policy.

9.   **Reporting Violations**

KBRA employees who are aware of, or suspect in good faith: (a) illegal conduct; (b) a violation of KBRA's codes, policies, or procedures; or (c) other instances of fraudulent or unethical behavior, have a duty to report the issue or seek further guidance. Violations and potential violations may be reported to the KBRA Compliance Department, Legal Department, the employee's manager, or via KBRA's anonymous hotline at (833) 310-0060. Please identify and escalate potential issues before they lead to problems; and when in doubt, ask questions about the potential application of laws, regulations, the KBRA Code of Ethics, the KBRA Code of Conduct, or any other KBRA policies and procedures.

10.   **Administration of the Code of Ethics**

(a)   After receiving a report of a potential violation pursuant to the Code of Ethics, if it is determined that an investigation of the alleged violation is needed, then an investigation will be commenced. Complaints will be kept confidential to the extent possible while still conducting an appropriate investigation.

(b)   Not less than annually, all KBRA employees will be required:

(i)   to certify that they have reviewed the Code of Ethics, understand it, and agree to be bound by it;

(ii)   to certify that they have not violated the Code of Ethics, and, to the best of their knowledge, they are not aware of any suspected violations of the Code of Ethics; and

(iii)   to disclose any previously unreported transactions or events that appear to be in violation of the Code of Ethics.

(c)   Any questions regarding the Code of Ethics or its interpretation should be directed to the KBRA Compliance Department.

11.   **Disciplinary Measures**

Failure to comply with the Code of Ethics, or any other KBRA codes, policies, and procedures, or applicable laws and regulations, may result in disciplinary action, up to and including termination of employment. In addition, violations of the law could result in civil or criminal penalties imposed by a governmental agency or a court of law.

12.   **Whistleblower Protections and Nonretaliation**

KBRA strives to cultivate open and effective channels of communication. KBRA does not tolerate acts of retaliation against anyone who makes a good faith report of known or suspected ethical or legal misconduct either internally to KBRA or to any governmental agency or entity. If you believe you have experienced retaliation, you should report it immediately. For more information, please refer to the Whistleblower Policy and



Procedure or the Whistleblower Policy and Procedure for the European Union, as applicable. The Office of the Whistleblower of the U.S. Securities and Exchange Commission ("SEC") may be reached via www.sec.gov/whistleblower and/or (202) 551-4790. Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the Whistleblower Policy and Procedure. or the Whistleblower Policy and Procedure for the European Union, as applicable. All the provisions contained in the Code of Ethics should be construed in a manner consistent with the Whistleblower Policy and Procedure or the Whistleblower Policy and Procedure for the European Union, as applicable, and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Confidential Information and Insider Trading Policy

APPLICABLE TO: ALL KBRA, KBRA ANALYTICS, KBRA EUROPE, and KBRA UK EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: December 31, 2020

POLICY:

1.   Standards

(a)   As required by applicable laws and regulations KBRA shall implement procedures, policies and controls to limit the disclosure of confidential information. Any employee of KBRA who comes into possession of material, nonpublic information, regardless of the source and whether or not the information pertains to any entity rated by KBRA is prohibited from discussing, disseminating or acting upon that information in any way except during the course of employee's legitimate business duties or where required by law. No KBRA employees may trade in their own accounts or trade in the account of a third party in any security while in possession of material nonpublic information regarding that security. If an employee believes that he or she has received material non-public information or if there is any doubt about whether he or she is in possession of material non-public information, the employee should immediately contact the Chief Compliance Officer, or any member of the Legal or Compliance Departments. All employees are barred from trading on material, nonpublic (i.e. "inside") information. In addition, employees are prohibited from tipping others by providing them with inside information. KBRA shall take all reasonable measures to protect the confidential nature of information shared with its employees by rated entities under the terms of a confidentiality agreement or otherwise under a mutual understanding that the information is shared confidentially.

2.   Types of Confidential Information

(a)   Information that is "confidential" is information that has been created or received by KBRA in the course of its business activities, and not generally publicly known or available. Confidential Information can generally be described as "private information" or "material nonpublic information."

(i)   Private information: Information provided to an employee of KBRA by a client, subscriber, or issuer that is not publicly available and which the client, subscriber, or issuer has not authorized KBRA to make publicly available. This could include, but is not limited to, an investment strategy, portfolio holdings, proprietary information, financial projections, and market share information. In addition, information relating to KBRA's business, such as proposed rating actions, non-public models and/or methodologies, or discussions of rating committee(s), must also be kept confidential. For example, a rating report that has not yet been published on KBRA's website must be maintained as confidential until it is publicly disseminated.

(ii)   Material, Nonpublic Information/Inside Information: Material, nonpublic information is any information provided to an employee of KBRA that: (1) would likely influence the average investor when deciding whether or not to invest in a given security; and (2) has not yet been disseminated in a manner that makes it generally available to investors, and/or the market has not yet had an opportunity to absorb such information including but not limited to credit ratings, possible future credit ratings, rating outlooks and information related thereto.

(b)   Information is not confidential if it was publicly known at the time it was received, and information ceases to be confidential if it becomes known to the public other than by an act of KBRA.

3.   Reporting of Violations

Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policies and Procedures in the employee's relevant jurisdictions. All of the provisions contained in this Confidential Information and Insider Trading Policy should be construed in a manner consistent with those Policies and Procedures and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission

(SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

4.   Maintaining Compliance

(a)   KBRA shall take all reasonable measures to protect property and records in its possession from fraud, theft, misuse, taking into account the nature, scale and complexity of our business, including the maintenance of insider lists as may be required by applicable laws and regulations.

(b)   To promote and maintain compliance with the foregoing policies and procedures, KBRA will maintain a copy of this policy online and train on this policy annually. KBRA employees who suspect that confidential material has been leaked, whether accidentally or otherwise, should report such suspicion to the KBRA Compliance Department. No negative consequences will accrue against any KBRA employees reporting his or her suspicions about a leak of confidential material pursuant to this policy.

(c)   KBRA will ensure that its employees do not use or share confidential information for the purpose of buying or selling or engaging in any transaction in any security, derivative or exchange contract based on a security issued, guaranteed, or otherwise supported by any person or company, or for any other purpose except the conduct of the designated rating organization's business.

(d)   If employees have any questions or concerns regarding the proper handling of confidential material, they are encouraged to see their supervisor or a member of the KBRA Compliance Department.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Independent Directors and
Material Nonpublic Information Policy

APPLICABLE TO: All KBRA U.S. Employees and the Independent Members of the KBRA Board of Directors

Issued by: KBRA Compliance Department

Effective Date: November 13, 2017

Policy:

1.   Prohibition on Insider Trading by Independent Directors

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's personal trading requirements for employees, an independent director may not:

(i)   purchase, sell, or otherwise benefit from any transaction in securities or money market instruments when he or she is aware of material nonpublic information obtained in connection with the performance of credit rating services that affects the securities or money market instruments.

2.   Prohibition on Dissemination of Material Nonpublic Information Outside KBRA

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's personal trading requirements for employees, an independent director may not:

(i)   disseminate within or outside KBRA any material nonpublic information (including a pending credit rating action) obtained in connection with the performance of his or her duties as a director.

(b)   If an independent director inadvertently receives material nonpublic information used in KBRA's performance of credit rating services, the independent director must contact the KBRA Compliance Department to review the circumstances and identify any remedial actions that may be required.

3.   Requirement for Limited Conflict Checks in Certain Circumstances

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's prohibition on analysts participating in credit rating matters, when the independent directors are involved in the approval of procedures or methodologies used for the determination of credit ratings, including qualitative and quantitative models, they must confirm prior to their participation that:

(i) they have not also participated in the sales or marketing to a rated entity, issuer, sponsor, or underwriter of a security rated by KBRA or engaged to be rated by KBRA, of a KBRA product or service or a product or service offered by a KBRA affiliate; and

(ii) they have not been influenced by sales or marketing considerations with respect to the subject matter of the proceedings.

(b) Documentation that the conflict check described in Section 3(a) has been performed will be retained by the KBRA Compliance Department.

4. Notification

(a) The KBRA Compliance Department will cause a copy of this policy or a summary to be appended to an appropriate form of questionnaire provided to independent directors (which may be an annual questionnaire) and will ask each independent director to acknowledge his or her understanding of, and agreement to abide by, this policy.

(b) Promptly after receipt of any such annual director questionnaire, but not less than ten business days thereafter, the Chief Compliance Officer or his designee will review the questionnaires and, where necessary, communicate with the responding independent director to address any concerns raised in the responses to the questionnaires. The KBRA Compliance Department shall document the results of such discussions and shall be responsible for the retention of records related to those discussions.

5. Reporting of Violations

(a) Nothing herein prohibits or restricts the rights of KBRA employees or independent members of the KBRA board of directors as set forth in the KBRA Whistleblower Policy and Procedure. All of the provisions contained in this Independent and Material Nonpublic Information Policy should be construed in a manner consistent with that Policy and Procedure and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees and independent members of the KBRA board of directors are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Kroll Bond Rating Agency Code of Conduct

Issued By: KBRA Compliance Department
Effective Date: December 31, 2020
Applicable to: All KBRA, KBRA Europe, and KBRA UK Employees

Kroll Bond Rating Agency ("KBRA") has adopted this Code of Conduct ("Code") to address the principles set forth by the International Organization of Securities Commissions ("IOSCO"). The format of this Code of Conduct is consistent with the revised "Code of Conduct Fundamentals for Credit Rating Agencies" published by IOSCO in March 2015 (the "IOSCO Code").

1.   QUALITY AND INTEGRITY OF THE CREDIT RATING PROCESS

A.   Quality of the Credit Rating Process

1.1   KBRA shall establish, maintain, document, and enforce a credit rating methodology for each class of entity or obligation for which KBRA issues credit ratings. Each credit rating methodology shall be rigorous, capable of being applied consistently, and, where possible, result in credit ratings that can be subjected to validation based on some form of historical experience.

1.2   Credit ratings shall reflect all information known to, and believed to be relevant to, KBRA, consistent with the applicable credit rating methodology that is in effect.



1.3   KBRA shall adopt reasonable measures designed so that that it has the appropriate knowledge and expertise, and that the information it uses in determining credit ratings is of sufficient quality and obtained from reliable sources to support a high quality credit rating.

1.4   KBRA avoids issuing credit ratings for entities or obligations for which it does not have appropriate information, knowledge, and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether KBRA can determine a high quality credit rating for the security, KBRA shall refrain from issuing a credit rating.

1.5   In assessing creditworthiness, KBRA analysts involved in the credit rating action use the credit rating methodology established by KBRA for the type of entity or obligation that is subject to the credit rating action. The credit rating methodology shall be applied in a manner that is consistent across all entities or obligations for which that methodology is used.

1.6   KBRA defines the meaning of each category in its rating scales and applies those categories consistently across all classes of rated entities and obligations to which a given rating scale applies.

1.7   Credit ratings are assigned by KBRA as an entity (not by an analyst or other employee of KBRA).

1.8   KBRA assigns analysts who, individually or collectively (particularly where credit rating committees are used), have appropriate knowledge and experience for assessing the creditworthiness of the type of entity or obligation being rated.

1.9   KBRA shall maintain internal records to support its credit rating opinions in accordance with applicable laws and regulations in the jurisdictions in which it conducts business, as well as its own policies and procedures.

1.10   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed to avoid knowingly issuing credit ratings, analyses, or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of a rated entity or obligation.

1.11   KBRA shall devote sufficient resources to carry out and maintain high quality credit ratings. When deciding whether to issue a credit rating for an entity or obligation, KBRA shall assess whether it is able to devote a sufficient number of analysts with the skills to determine high quality credit ratings, and whether the analysts will have access to sufficient information in order to determine a high quality credit rating.

1.12   KBRA shall establish and maintain a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a credit rating for a type of entity or obligation that is materially different from the entities or obligations KBRA currently rates.

1.13   KBRA shall establish and maintain a review function made up of one or more senior managers responsible for conducting a rigorous, formal, and periodic review, on a regular basis pursuant to an established timeframe, of all aspects of KBRA's credit rating methodologies (including models and key assumptions) and significant

changes to the credit rating methodologies. For example, KBRA shall assess whether existing credit rating methodologies and models for determining credit ratings of structured finance products are appropriate when the risk characteristics of the assets underlying a structured finance product change materially. Where feasible and appropriate for the size and scope of its credit rating business, this function shall be independent of the employees who are principally responsible for determining credit ratings.

1.14   KBRA, in selecting the analyst or analysts who will participate in determining a credit rating, shall seek to promote continuity but also to avoid bias in the credit rating process.

1.15   KBRA shall allocate sufficient employees and financial resources to monitoring and updating all its credit ratings. Except for a credit rating that clearly indicates it does not entail ongoing surveillance, once a credit rating is published, KBRA shall monitor the credit rating on an ongoing basis by:

(a)   reviewing the creditworthiness of the rated entity or obligation regularly in accordance with KBRA's relevant policies, procedures, and methodologies and applicable laws and regulations;

(b)   initiating a review of the status of the credit rating upon becoming aware of any information that might reasonably be expected to result in a credit rating action (including withdrawal of a credit rating), consistent with the applicable credit rating methodology;

(c)   reviewing the impact of and applying a change in the credit rating methodologies, models or key rating assumptions on the relevant credit ratings within a reasonable period of time; and

(d)   updating on a timely basis the credit rating, as appropriate, based on the results of such review.

1.16   If KBRA uses separate analytical teams for determining initial credit ratings and for subsequent monitoring of existing credit ratings, each team shall have the requisite level of expertise and resources to perform their respective functions in a timely manner. KBRA reserves the right to evaluate internal processes and market trends to maintain operational flexibility to allocate resources needed to monitor existing credit ratings and conduct reviews on a timely basis.

1.17   KBRA shall establish, maintain, document, and enforce policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is withdrawn.

B.   Integrity of the Credit Rating Process

1.18   KBRA and its employees shall deal fairly and honestly with rated entities, obligors, originators, underwriters, arrangers, and users of credit ratings.



1.19   KBRA holds its employees to the highest standards of integrity and ethical behavior. Subject to applicable local legal and regulatory requirements, KBRA will not knowingly employ individuals with demonstrably compromised integrity.

1.20   KBRA and its employees shall not, either implicitly or explicitly, give any assurance or guarantee to an entity subject to a rating action, obligor, originator, underwriter, arranger, or user of KBRA's credit ratings about the outcome of a particular credit rating action. This does not preclude KBRA from developing preliminary indications in connection with its analysis in a manner consistent with Provisions 1.22 and 2.6(d) of the Code of Conduct.

1.21   KBRA and its employees shall not make promises or threats about potential credit rating actions to influence rated entities, obligors, originators, underwriters, arrangers, or users of KBRA's credit ratings (e.g., subscribers) to pay for credit ratings or other services.

1.22   KBRA and its employees shall not make proposals or recommendations regarding the activities of rated entities or obligors that could affect a credit rating of the rated entity or obligation, including, but not limited to, proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations, and the design of structured finance products. Consistent with this prohibition, KBRA's analysts may hold a series of iterative discussions and other interactions with rated entities or obligors or their agents to (i) understand and incorporate into their analyses the particular facts and features, and any modification thereof, as proposed by the rated entity or issuer or obligor or their agents; and (ii) explain to the rated entity or issuer or obligor or their agents the rating implications of KBRA's ratings methodologies as applied to the relevant proposed facts and features.

1.23   In each jurisdiction in which KBRA operates, KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed so that KBRA and its employees comply with KBRA's code of conduct and applicable laws and regulations.

(a)   KBRA has established a compliance function responsible for monitoring and reviewing the compliance of KBRA and its employees with the provisions of KBRA's code of conduct and with applicable laws and regulations.

(b)   The compliance function also shall be responsible for reviewing the adequacy of KBRA's policies, procedures, and controls concerning compliance with KBRA's code of conduct and applicable laws and regulations.

(c)   KBRA has appointed a Chief Compliance Officer/Designated Compliance Officer to oversee and maintain KBRA's global compliance function. The Chief Compliance Officer/Designated Compliance Officer's reporting lines and compensation are independent of KBRA's credit rating operations and compensation will not be directly linked to KBRA's performance.

1.24   KBRA employees are expected to report promptly any conduct they reasonably believe to be illegal, unethical, or contrary to this Code of Conduct to the Compliance Department or another officer of KBRA, as appropriate, so proper action may be taken. KBRA's employees are not necessarily expected to be experts in the law. Nonetheless, KBRA employees are expected to report activities that a reasonable person would question. Upon receiving such a report from an employee, KBRA is obligated to take appropriate action, as determined by the laws and regulations of the jurisdiction and the policies, procedures, and controls established, maintained, documented, and enforced by KBRA.

KBRA prohibits retaliation by KBRA or an employee against any employees who, in good faith, reports a violation of the law, regulation, or this Code of Conduct.

2.   INDEPENDENCE AND AVOIDANCE OF CONFLICTS OF INTEREST

A.   General

2.1   KBRA shall not delay or refrain from taking a credit rating action based on the potential effect (economic, political, or otherwise) of the action on KBRA, a rated entity, obligor, originator, underwriter, arranger, investor, or other market participant.

2.2   KBRA and its employees shall use care and professional judgment to maintain both the substance and appearance of KBRA's and its employees' independence and objectivity.

2.3   KBRA's determination of a credit rating shall be influenced only by factors relevant to the credit assessment.

2.4   The credit rating KBRA assigns to an entity or obligation shall not be affected by the existence (or non-existence) of, or potential for, a business relationship between KBRA (or its affiliates) and the rated entity, obligor, originator, underwriter, or arranger (or any of their affiliates), or any other party.

2.5   KBRA shall operationally, legally, and, if practicable, physically separate its credit rating business and its analysts from any other businesses that may present a conflict of interest. For other businesses that do not necessarily present a conflict of interest, KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed to minimize the likelihood that conflicts of interest will arise. To the extent any exist, KBRA will disclose on its website any such other business on KBRA's external website.

B.   CRA Policies, Procedures, Controls and Disclosures

2.6   KBRA shall establish, maintain, document, and enforce written policies, procedures, and controls to (i) identify, and (ii) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the credit rating methodologies, credit rating actions, or analyses of KBRA or the judgment and analyses of KBRA's employees. Among other things, the policies, procedures, and controls shall address (as applicable to KBRA's business model) how the following conflicts can potentially influence KBRA's credit rating methodologies or credit rating actions:

(a)   being paid to issue a credit rating by the rated entity or by the obligor, originator, underwriter, or arranger of the rated obligation;

(b)   being paid by subscribers with a financial interest that could be affected by a credit rating action of KBRA;

(c)   being paid by rated entities, obligors, originators, underwriters, arrangers, or subscribers for services other than issuing credit ratings or providing access to KBRA's credit ratings;

(d)   providing a preliminary indication or similar indication of credit quality to an entity, obligor, originator, underwriter, or arranger prior to being hired to determine the final credit rating for the entity, obligor, originator, underwriter, or arranger; and

(e)   having a direct or indirect ownership interest in a rated entity or obligor, or having a rated entity or obligor have a direct or indirect ownership interest in KBRA.

2.7   KBRA shall disclose actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Provision 2.6 above) in a complete, timely, clear, concise, specific, and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated entity, obligor, originator, lead underwriter, arranger, or obligation, such conflict of interest shall be disclosed in the same form and through the same means as the relevant credit rating action.

2.8   KBRA shall disclose the general nature of its compensation arrangements with rated entities, obligors, and lead underwriters.

(a)   KBRA does not provide consulting services. If KBRA were to receive from a rated entity, obligor, originator, lead underwriter, or arranger compensation unrelated to its credit rating services, KBRA would disclose such unrelated compensation as a percentage of total annual compensation received from such rated entity, obligor, lead underwriter, or arranger.

(b)   KBRA shall disclose when it receives 10 percent or more of its annual revenue from a single client (e.g., a rated entity, obligor, originator, lead underwriter, arranger, or subscriber, or any of their affiliates). KBRA complies with specific jurisdictional revenue concentration requirements or limits.

2.9   KBRA supports requirements that structured finance issuers and originators of structured finance products make available all relevant information regarding these products so that investors and other credit rating agencies can conduct their own analyses independently from the credit rating agencies engaged by the issuers and/or originators to provide a credit rating.

2.10   KBRA shall not hold or transact in trading instruments presenting a conflict of interest with KBRA's credit rating activities.

2.11   In instances where rated entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to KBRA, the employees responsible for interacting with the officials of the rated entity or the obligor (e.g., government regulators) regarding supervisory matters shall be separate from

the employees that participate in taking credit rating actions or developing or modifying credit rating methodologies that apply to such rated entity or obligor.

C.   CRA Employee Independence

2.12   Reporting lines for KBRA employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

(a)   KBRA employees who participate in or who might otherwise have an effect on a credit rating action with respect to an entity or obligation shall not be compensated or evaluated on the basis of the amount of revenue that KBRA derives from that entity or obligor.

(b)   KBRA shall conduct formal and periodic reviews of its compensation policies, procedures, and practices for its employees who participate in or who might otherwise have an effect on a credit rating action to confirm whether these policies, procedures, and practices have not compromised and do not compromise the objectivity of KBRA's credit rating process.

2.13   KBRA employees who participate in or who might otherwise have an effect on a credit rating action shall not initiate or participate in discussions with rated entities, obligors, arrangers, or subscribers regarding fees or payments charged to such rated entity, obligor, arranger, or subscriber.

2.14   As detailed in various KBRA policies and procedures, KBRA employees are prohibited from participating in or otherwise influencing KBRA's credit rating action with respect to an entity or obligation if the employee, an immediate family member of the employee (e.g., spouse, domestic partner, or dependent), or an entity managed by the employee (e.g., a trust):

(a)   Holds or transacts in a trading instrument issued by the rated entity or obligor;

(b)   Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated entity or obligor, or is a derivative based on a trading instrument issued by the rated entity or obligor;

(c)   Holds or transacts in a trading instrument issued by an affiliate of the rated entity or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or KBRA;

(d)   Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated obligation, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or KBRA;

(e)   Is currently employed by, or had a recent employment or other significant business relationship with the rated entity or obligor or a lead underwriter or arranger of the rated obligation that may cause or may be perceived as causing a conflict of interest;

(f)   Is a director of the rated entity or obligor, or lead underwriter or arranger of the rated obligation; or

(g)   Has, or had, another relationship with or interest in the rated entity, obligor, or the lead underwriter or arranger of the rated obligation (or any of their affiliates) that may cause or may be perceived as causing a conflict of interest.

2.15   KBRA analysts and their Family Members shall not hold or transact in a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility. This would not preclude an analyst from holding or trading a diversified collective investment scheme that owns a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility. For purposes of this provision, "Family Members" means: (i) the spouse, domestic partner or cohabitant of an KBRA analyst; (ii) a minor or unmarried dependent child of a KBRA analyst, including an adopted child, stepchild, or foster child; and (iii) a parent, in-law or any other relative with whom the KBRA analyst resides.

2.16   KBRA analysts shall be prohibited from soliciting money, gifts, or favors from any entity rated by KBRA other than incidentals of nominal value provided as part of a normal business interaction. All KBRA employees shall be prohibited from accepting gifts offered in the form of cash or cash equivalents or that may create potential, perceived or actual conflicts of interest that KBRA deems to be unacceptable pursuant to its policies concerning gifts and entertainment.

2.17   A KBRA employee who becomes involved in a personal relationship (including, for example, a personal relationship with an employee of a rated entity, obligor, or originator, or the lead underwriter or arranger of a rated obligation) that creates an actual or potential conflict of interest shall be required under KBRA's policies, procedures, and controls to disclose the relationship to the Chief Compliance Officer or another officer of KBRA, as appropriate.

2.18   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls for (i) reviewing the past work of an analyst who leaves the employ of KBRA and joins an entity that the employee participated in rating, an obligor whose obligation the employee participated in rating, an originator, underwriter, or arranger with which the employee had significant dealings as part of his or her duties at KBRA, and (ii) taking such actions as are required by applicable legal and regulatory requirements.

3.   CRA RESPONSIBILITIES TO THE INVESTING PUBLIC, RATED ENTITIES, OBLIGORS, ORIGINATORS, UNDERWRITERS, AND ARRANGERS

A.   Transparency and Timeliness of Credit Ratings Disclosure

3.1   KBRA provides information on www.kbra.com to assist investors in developing a greater understanding of what a rating is. KBRA does not state or imply that its regulatory authorities endorse its credit ratings or use its registration status to advertise the quality of KBRA's credit ratings.



3.2   KBRA publicly discloses sufficient information about its credit rating process and its credit rating methodologies, so that investors and other users of credit ratings can understand how a credit rating was determined by KBRA.

3.3   KBRA shall publicly disclose a material modification to a credit rating methodology prior to the modification taking effect unless doing so would negatively affect the integrity of a credit rating by unduly delaying the taking of a credit rating action. In either case, KBRA shall disclose the material modification in a non-selective manner.

3.4   KBRA shall disclose its policies and procedures that address the issuance of unsolicited credit ratings.

3.5   KBRA shall disclose its policies and procedures for distributing credit ratings and reports, and for when a credit rating will be withdrawn.

3.6   KBRA shall disclose clear definitions of the meaning of each category in its rating scales, including the definition of default.

3.7   KBRA shall differentiate credit ratings of structured finance products from credit ratings of other types of entities or obligations by using the indicator (sf). The (sf) indicator does not change the meaning or definition of the credit rating in any other way and does not change the risk of the specific structured finance product.

3.8   KBRA shall be transparent with investors, rated entities, obligors, originators, underwriters, and arrangers about how the relevant entity or obligation is rated.

3.9   Where feasible and appropriate, KBRA shall inform the rated entity, or the obligor or arranger of the rated obligation about the critical information and principal considerations upon which a credit rating will be based prior to disseminating a credit rating that is the result or subject of the credit rating action and afford such rated entity, obligor, or arranger an adequate opportunity to clarify any factual errors, factual omissions, or factual misperceptions it considers relevant to produce a well-informed credit rating. KBRA shall duly evaluate any response from such rated entity, obligor, or arranger. Where in particular circumstances KBRA has not informed such rated entity, obligor, or arranger prior to disseminating a credit rating action, KBRA shall inform such rated entity, obligor, or arranger as soon as practical thereafter and, generally, shall explain why KBRA did not inform such rated entity, obligor, or arranger prior to disseminating the credit rating action.

3.10   When KBRA publicly discloses or distributes to its subscribers (depending on KBRA's business model) a credit rating that is the result or subject of the credit rating action, it shall do so as soon as practicable after taking such action.

3.11   When KBRA publicly discloses or distributes to its subscribers (depending on KBRA's business model) a credit rating that is the result or subject of a credit rating action, it shall do so on a nonselective basis; for its published ratings, KBRA shall make such disclosures available free of charge.



3.12   KBRA shall disclose with a credit rating that is the result or subject of a credit rating action whether the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation participated in the credit rating process. Each credit rating not initiated at the request of the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation shall be identified as such in accordance with KBRA's policies and procedures. KBRA also will disclose its policies regarding unsolicited ratings.

3.13   KBRA shall clearly indicate the attributes and limitations of each credit rating, and the extent to which KBRA verifies information provided to it by the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, KBRA shall disclose this fact and how it may limit the credit rating.

3.14   For its published credit ratings, KBRA shall indicate when the credit rating was last updated or reviewed. The credit rating announcement shall also indicate the principal credit rating methodology or methodology version that was used in determining the credit rating and where a description of that credit rating methodology can be found. Where the credit rating is based on more than one credit rating methodology, or where a review of only the principal credit rating methodology might cause investors and other users of credit ratings to overlook important aspects of the credit rating, KBRA shall explain this fact in the credit rating announcement, and indicate where to find a discussion of how the different credit rating methodologies and other important aspects factored into the credit rating decision.

3.15   When issuing a published rating on a structured finance product, KBRA shall publicly disclose or distribute to its subscribers (depending on KBRA's business model) sufficient information about its loss and cash-flow analysis with the credit rating, so that investors in the product, other users of credit ratings, and/or subscribers can understand the basis for KBRA's credit rating). KBRA shall also publicly disclose or distribute information about the degree to which it analyzes how sensitive a credit rating of a structured finance product is to changes in the assumptions underlying the applicable credit rating methodology.

3.16   When issuing or revising a published credit rating, KBRA shall explain in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the relevant rated entity or obligor.

3.17   If KBRA discontinues monitoring a published credit rating for a rated entity or obligation it shall either withdraw the credit rating or disclose such discontinuation to the public or to its subscribers (depending on KBRA's business model) as soon as practicable. A publication by KBRA of a credit rating that is no longer being monitored shall indicate the date the credit rating was last updated or reviewed, the reason the credit rating is no longer monitored, and the fact that the credit rating is no longer being updated.

3.18   KBRA shall disclose sufficient information about the historical transition and default rates of its credit rating categories with respect to the classes of entities and obligations it rates. This information shall include verifiable, quantifiable historical information, organized over a period of time, and, where possible, standardized in such a way to assist investors and other users of credit ratings in comparing different CRAs. If the nature of the rated entity or obligation or other circumstances make such historical transition or default rates inappropriate, statistically invalid, or otherwise likely to mislead investors or other users of credit ratings, KBRA shall explain why.

B.   The Treatment of Confidential Information



3.19   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls to protect confidential and/or material non-public information, including confidential information received from a rated entity, obligor, or originator, or the underwriter or arranger of a rated obligation, and non-public information about a credit rating action (e.g., information about a credit rating action before the credit rating is publicly disclosed or disseminated to subscribers).

    (a)   The policies, procedures, and controls shall prohibit KBRA and its employees from using or disclosing confidential and/or material non-public information for any purpose unrelated to KBRA's credit rating activities, including disclosing such information to other employees where the disclosure is not necessary in connection with KBRA's credit rating activities, unless disclosure is required by applicable law, regulation or routine examination.

    (b)   The policies, procedures, and controls shall require KBRA and its employees to take reasonable steps to protect confidential and/or material non-public information from fraud, theft, misuse, or inadvertent disclosure.

    (c)   With respect to confidential information received from a rated entity, obligor, originator, underwriter, or arranger, the policies, procedures, and controls shall prohibit KBRA and its employees from using or disclosing such information in violation of the terms of any applicable agreement or mutual understanding that KBRA will keep the information confidential, unless disclosure is required by applicable law or regulation.

    (d)   With respect to a pending credit rating action, the policies, procedures, and controls shall prohibit KBRA and its employees from selectively disclosing information about the pending credit rating action, except to the rated entity, obligor, arranger, or their designated agents, or as required by applicable law or regulation.

Notwithstanding the foregoing, KBRA shall not be restricted from publishing any credit rating or opinion regarding a particular issue or issue that incorporates confidential information without specifically disclosing such information or from using third party contractors or agents bound by appropriate confidentiality obligations to assist in any aspect of the credit rating process or related business activities, including due diligence.

3.20   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed to prevent violations of applicable laws and regulations governing the treatment and use of confidential and/or material non-public information.

3.21   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls that prohibit employees that possess confidential and/or material non-public information concerning a trading instrument from engaging in a transaction in the trading instrument or using the information to advise or otherwise advantage another person in transacting in the trading instrument.

4.   GOVERNANCE, RISK MANAGEMENT, AND EMPLOYEE TRAINING

4.1   (a)   KBRA's President and its Chief Compliance Officer shall be responsible for overseeing KBRA's establishment, maintenance, documentation, and enforcement of a code of conduct that gives full effect to the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies. KBRA's President and Chief Compliance Officer report to the KBRA Board of Directors and such other similar bodies to the extent required by local law in the jurisdictions in which KBRA operates.



(b)   KBRA does not issue a credit rating unless a majority of the members of the KBRA Board of directors, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee the business activities of KBRA.

(c)   In addition, at least one independent member and one other member of the KBRA Board of Directors possesses what a reasonable person considers to be, in-depth knowledge and experience regarding the Structured Finance product.

(d)   KBRA will not issue a credit rating if a member of KBRA's Board of Directors participated in any deliberation involving a specific rating in which the member has a financial interest in the outcome of the rating or rating outlook.

(e)   KBRA only compensates its independent directors in a manner that preserves their independence. The independent members of KBRA's Board of Directors are compensated in a manner such that a reasonable person could conclude that the compensation is not linked to KBRA's business performance.

(f)   The KBRA Board of Directors is responsible for the monitoring of all of the following activities:

(i) the development of the credit rating policy and of the methodologies used by the designated rating organization in its credit rating activities;

(ii) the effectiveness of any internal quality control system of the designated rating organization in relation to credit rating activities;

(iii) the effectiveness of measures and procedures instituted to ensure that any conflicts of interest are identified and either eliminated or managed and disclosed, as appropriate;

(iv) the compliance and governance processes, including the performance of any organizational body responsible for the annual review of models, methodologies and key ratings assumptions and their appropriateness;

4.2   KBRA has established a risk management committee that is responsible for identifying, assessing, monitoring, and reporting the risks arising from its activities, including, but not limited to legal risk, reputational risk, and operational risk. Such body makes periodic reports to the Board of Directors (or similar body) and senior management to assist them in assessing the adequacy of the policies, procedures, and controls KBRA establishes, maintains, documents, and enforces to manage risk, including the policies, procedures, and controls specified in the IOSCO Code.

4.3   KBRA will establish, maintain, document, and enforce policies, procedures, and controls requiring employees to undergo formal ongoing training at reasonably regular time intervals. The subject matter covered by the training shall be relevant to the employee's responsibilities and shall cover, as applicable, KBRA's Code of Conduct, KBRA's credit rating methodologies, the laws, rules and regulations governing KBRA's credit rating activities, KBRA's policies, procedures, and controls for managing conflicts of interest and governing the holding and transacting in trading instruments, and KBRA's policies and procedures for handling confidential and/or material non-public information. The policies, procedures, and controls shall include measures designed to verify that employees undergo required training.

4.4   KBRA will design reasonable administrative and accounting procedures, internal control mechanisms, procedures for risk assessment, and control and safeguard arrangements for information processing systems. KBRA will implement and maintain decision-making procedures and organizational structures that clearly, and in a documented manner, specify reporting lines and allocate functions and responsibilities.

4.5   KBRA will monitor and evaluate the adequacy and effectiveness of its administrative and accounting procedures, internal control mechanisms, procedures for risk assessment, and control and safeguard arrangements for information processing systems, established in accordance with securities legislation and this Code of Conduct, and take any measures necessary to address any deficiencies.

5.   DISCLOSURE AND COMMUNICATION WITH MARKET PARTICIPANTS

5.1   To the best of KBRA's knowledge, KBRA's disclosures, including those specified in the provisions in this Code of Conduct, are and shall be complete, fair, accurate, timely, and understandable to investors and other users of credit ratings.

5.2   This Code of Conduct has been drafted in accordance with the IOSCO CRA Code. KBRA shall disclose with its code of conduct a description of how the provisions of its code of conduct fully implement the provisions of the IOSCO Statement of Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (collectively, the "IOSCO provisions"). If KBRA's Code of Conduct deviates from an IOSCO provision, KBRA shall identify the relevant IOSCO provision, explain the reason for the deviation, and explain how the deviation nonetheless achieves the objectives contained in the IOSCO provisions. KBRA shall describe how it implements and enforces its code of conduct. KBRA also shall disclose as soon as practicable any changes to its code of conduct or changes to how it is being implemented or enforced.

5.3   KBRA shall establish and maintain a function within its organization charged with receiving, retaining, and handling complaints from market participants and the public. The function shall establish, maintain, document, and enforce policies, procedures, and controls for receiving, retaining, and handling complaints, including those that are provided on a confidential basis. The policies, procedures, and controls shall specify the circumstances under which a complaint must be reported to senior management and/or the board (or similar body).

5.4   KBRA shall publicly and prominently disclose free of charge on its primary website:

(a)   KBRA's Code of Conduct;

(b)   a description of KBRA's credit rating methodologies;

(c)   information about KBRA's historic performance data; and

(d)   any other disclosures specified in applicable laws, regulations, and the provisions of the IOSCO Code as applicable given KBRA's business model and the jurisdictions in which it operates.

5.5   Any request for exceptions to the KBRA Code of Conduct must be submitted to the KBRA Compliance Department in writing, and must identify the relevant facts supporting the requested exceptions. Any exceptions may be approved in writing by the Chief Executive Officer of KBRA, but only when granting the exception does not otherwise violate a law, rule, or regulation, and any such written approval must specify reasons that support the exceptions.

6.   REPORTING OF VIOLATIONS



6.1   Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policies and Procedures in the employee's relevant jurisdictions. All of the provisions contained in this Code of Conduct should be construed in a manner consistent with those Policies and Procedures and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Non-Executive Directors and Inside Information for KBRA Europe and KBRA UK Policy

Applicable To: All KBRA Europe and KBRA UK Employees, Officers and Directors

Issued By: KBRA Compliance Department

Effective Date: December 31, 2020

POLICY:

1.   Scope

(a)   The non-executive directors of KBRA Europe and KBRA UK are not employees of KBRA Europe or KBRA UK and are not subject to the personal securities trading requirements that apply to KBRA Europe's and KBRA UK's employees. The reason for such exclusion is that non-executive directors are not directly involved in the determination of KBRA Europe or KBRA UK credit ratings, and do not have access to credit ratings, rating outlooks and information related thereto prior to their public disclosure, which could be deemed to be "inside information" as defined in applicable laws and regulations in the European Union and the UK. Nevertheless, a non-executive director may be deemed to be a "person within" KBRA Europe or KBRA UK for purposes of certain laws and rules that broadly prohibit use or dissemination of material non-public information.

2.   Prohibitions

(a)   So that the non-executive directors of KBRA Europe and KBRA UK are subject to the same policy goals that underlie KBRA Europe's and KBRA UK's personal securities trading requirements, a non-executive director may not:

(i)   purchase, sell, or otherwise use or benefit from any transaction in securities or money market instruments when he or she is aware of inside information obtained in connection with the performance of credit rating services that affects the securities or money market instruments; or

(ii)   disseminate within or outside KBRA Europe or KBRA UK any inside information (including a pending credit rating action) obtained in connection with the performance of his or her duties as a director.

(b)   If a non-executive director inadvertently receives any inside information, including with respect to credit ratings, rating outlooks or information related thereto prior to their public disclosure, the non-executive director must contact the KBRA Compliance Department to review the circumstances and identify any remedial actions that may be required.

3. Monitoring and Reporting Duties of Independent Non-Executive Directors

(a)   The independent non-executive members of KBRA Europe's Board of Directors shall be specifically responsible for monitoring the following:

(i)   the development of the credit rating policy and of the methodologies used by the credit rating agency in its credit rating activities;

(ii)   the effectiveness of the internal quality control system of the credit rating agency in relation to credit rating activities;

(iii)   the effectiveness of measures and procedures instituted to ensure that any conflicts of interest are identified, eliminated or managed and disclosed; and

(iv)   the compliance and governance processes, including the efficiency of the review function responsible for periodically reviewing its methodologies, models and key rating assumptions.

(b)   The independent non-executive directors shall present reports on their monitoring efforts as required by Section 3(a) of this Policy to the full KBRA Europe or KBRA UK Board of Directors and also shall report such results to ESMA or the FCA at their request, or to the extent deemed necessary by the independent directors.

4. Notification

(a)   The KBRA Compliance Department will cause a copy of this policy or a summary to be appended to an appropriate form of questionnaire provided to non-executive directors (which may be an annual questionnaire), and will ask each non-executive director to acknowledge his or her understanding of, and agreement to abide by, this policy. Promptly after receipt of any such annual director questionnaire, but not less than ten business days thereafter, the Chief Compliance Officer or his or her designee will review the questionnaires and, where necessary, communicate with the responding non-executive director to address any concerns raised in the responses to the questionnaires.

Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Personal Securities Trading Policy

<u>APPLICABLE TO</u>: All KBRA U.S. and KBRA ANALYTICS Employees

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: June 5, 2020

INTRODUCTION:

The trading and ownership of securities can, under certain circumstances, potentially create an actual or apparent conflict of interest, particularly for those involved in the determination of credit ratings. To protect against those actual or apparent conflicts, this policy implements requirements concerning the trading and ownership of securities by Subject Employees.

POLICY:

1.   Applicability of Requirements

(a)   This policy applies to all KBRA and KBRA Analytics employees, and certain other persons working at or for KBRA, such as temporary employees and interns as may be determined in the sole discretion of the KBRA Compliance Department (collectively, "Subject Employees"). Employee and employee-related accounts include:

(i)   accounts of Subject Employees and their Family Members; and

(ii)   accounts in which the Subject Employee has a financial or beneficial interest, including direct and indirect ownership (e.g., joint accounts, custodial accounts, any account over which the Subject Employee exercises control by means of a power of attorney, and securities held in trusts).

For the purposes of this policy, Subject Employees are deemed to have a beneficial interest in all Family Members' accounts.

(b)   "Family Member" means:

(i)   the spouse, domestic partner, or cohabitant of an employee;

(ii)   a minor or unmarried dependent child of a Subject Employee, including an adopted child, stepchild, or foster child; and

(iii)   a parent, in-law or any other relative with whom the Subject Employee resides.

For example, if a Subject Employee's spouse opens a brokerage account through which stocks and bonds may be bought and sold, that account must be reported to the KBRA Compliance Department, and all trades must be precleared, even if the Subject Employee is not named on the account. Notwithstanding the foregoing, it is the Subject Employee's responsibility to report all required accounts, and not the responsibility of the relevant Family Member.

A Subject Employee must promptly notify the KBRA Compliance Department if the Subject Employee shares a home with a parent or in-law and learns that the parent or in-law maintains brokerage accounts or owns securities that were not previously reported to the KBRA Compliance Department.

     (c)   This policy does not apply to the members of the KBRA Board of Directors, who do not participate in the ordinary day-to-day business of KBRA. If in the judgment of the KBRA Compliance Department, a member of the KBRA Board of Directors has become involved in the ordinary business of KBRA (including by acceptance of a role as officer), such member will be deemed to be a Subject Employee and will become subject to this policy and all procedures related to it.

2. Designated Broker-Dealers

     (a)   Subject Employees and their Family Members must maintain securities trading accounts only with one or more of the designated broker-dealers listed in the Addendum to this policy.

     (b)   Securities and trading information for Subject Employees will be sent via electronic feed for monitoring.

     (c)   Subject Employees must designate their brokerage accounts and their Family Members' accounts for automated electronic reporting.

3. Reporting and Annual Certification Requirements

A Subject Employee must provide (for his or her Family Members as well as for himself or herself):

     (a)   within 30 days after the commencement of employment with KBRA, information regarding all brokerage accounts and all securities holdings of which the Subject Employee is deemed to have a beneficial interest;

     (b)   an annual certification that he or she has reported all accounts held by family members as well as all holdings and transactions in such accounts; and

     (c)   All reporting of brokerage accounts and securities ownership must be electronic. Paper brokerage statements either provided by the Subject Employee or sent via mail by the Subject Employee's brokerage firm will not be accepted.

4. Preclearance Approval of Trades

     (a)   All Subject Employees are required to preclear all of their own trades and those of their Family Members in securities such as individual stocks and bonds, options and sector funds and ETFs that are not widely diversified (Family Members will not be given their own identifications and passwords). Subject Employees must submit information concerning the trade electronically, to the extent possible, through the electronic facilities provided by the KBRA Compliance Department. If a Subject Employee is unable to access such electronic facilities, the Subject Employee must submit a Personal Trade Preclearance Form via email to the KBRA Compliance Department. A copy of the Personal Trade Preclearance Form is available on the KBRA intranet at under the Personal Trading section. The Compliance Department may accept such other documentation as it deems appropriate.

(b)	A preclearance approval given by the Compliance Department may be rescinded, at any time prior to execution of the subject trade, upon written notice from the Compliance Department.

## 5.	30-day Holding Period

Subject Employees and their Family Members who purchase a security must hold that security for at least 30 consecutive calendar days. For example, no sale of a security may occur less than 30 days after the most recent purchase of that security. In addition, a Subject Employee may not enter into a derivative contract that will expire in less than 30 days. The KBRA Compliance Department may, however, in its sole discretion, grant exceptions in special circumstances such as an unexpected decline in security value. A Subject Employee seeking an exception to the 30-day holding period must submit a preclearance request through the electronic facilities provided by the KBRA Compliance Department. The KBRA Compliance Department may, in its sole discretion, limit the number of exceptions granted and may impose future trading restrictions on Subject Employees requesting an exception to the policy.

## 6.	Open Orders

Subject Employees and their Family Members are permitted to place limit orders or stop-loss orders. Those are orders to buy or sell a security at a particular price. Such orders are in effect until they are either canceled or executed. The Subject Employee, however, must obtain preclearance approval in the electronic facilities provided by the KBRA Compliance Department prior to the placement of the order. Any changes to the order must also be precleared. Once approved, the Subject Employee or his or her Family Member must place the order with his or her brokerage firm within five business days of receiving the approval. If the order is not placed by the close of the fifth business day, the Subject Employee must submit a new preclearance request if he or she intends to trade.

A stop-loss order to sell a security that executes before the Subject Employee or his or her Family Member has owned the security for 30 calendar days will be considered a violation of this policy.

## 7.	Blackout Periods

From time to time, based upon credit rating assignments undertaken by KBRA, the Chief Compliance Officer or his or her designee will circulate an announcement of a "blackout period" with respect to a security or a class or category of securities or issuers. Each announcement of a blackout period will indicate the securities and/or issuers covered, and the expected duration of the blackout period.

## 8.	Restricted Lists

Subject Employees are prohibited from participating in any aspect of the credit rating process for entities for which the Subject Employee or a Family Member owns securities. Subject Employees and their Family Members are prohibited from owning securities of issuers or entities that are rated within the Subject Employee's area of analytic responsibility or for which the Subject Employee is in possession of material non-public information. A list of restricted securities for each ratings group will be maintained in electronic facilities provided by the KBRA Compliance Department. It is the responsibility of all Subject Employees to check the restricted lists applicable to them to confirm that they and their Family Members do not trade restricted securities. It is also the responsibility of the Subject Employee to notify the Compliance

Department if the Subject Employee's analytical area changes or if he or she gains knowledge of material non-public information other than as part of his or her normal responsibilities.

9.   Divestment

Subject Employees and their Family Members who are found to be in ownership of a restricted security must divest as soon as practicable in a managed sale directed by the Compliance Department. The Subject Employee may not participate in any credit rating decision related to the restricted security until the securities are sold or the conflict is otherwise managed to the satisfaction of the Compliance Department. A security that is the source of a conflict may not be sold without prior instructions to do so from the KBRA Compliance Department. Once the security is sold and the conflict is resolved to the satisfaction of the KBRA Compliance Department, the Subject Employee will be permitted participate in the rating process for the conflicting entity.

10.   Waivers

In exceptional circumstances, and at the sole discretion of the Chief Compliance Officer or his or her designee, acting in conjunction with KBRA senior management, waivers of the reporting and/or trading requirements set forth herein may be granted. All requests for waivers must be made in writing to the Subject Employee's manager and must include all relevant facts. Upon the manager's approval, the request must be submitted to the KBRA Compliance Department for final review and approval.

11.   Material Non-Public Information

As detailed more fully in KBRA's Statement of Policy on Confidential Information and Insider Trading, Subject Employees are barred from trading on material, non-public (i.e., "inside") information, and are prohibited from "tipping" others (such as Family Members or friends) who could trade on the inside information. Any Subject Employee who comes into possession of material, non-public information, regardless of the source and whether or not the information pertains to an entity rated by the Company, is prohibited from discussing, disseminating, or acting upon that information in any way except during the course of the Subject Employee's legitimate business duties or where required by law. ***If a Subject Employee believes that he or she has received material, non-public information, or if there is any doubt about whether he or she is in possession of material, non-public information, the Subject Employee should immediately contact the KBRA Compliance Department***.

12.   Violations

Any Subject Employee who violates this policy (including violations resulting from the actions of Family Members) may be subject to discipline by KBRA, up to and including termination of employment. In addition, persons who violate insider trading laws (as described herein) may be subject to civil and criminal penalties. The KBRA Compliance Department will report violations of this policy to the KBRA Board of Directors on a periodic basis.

13.   Exemptions

(a)   <u>Excluded accounts</u>: The following accounts do not need to be reported to the KBRA Compliance Department:



(i)   An investment account in which regular periodic purchases (or sales or withdrawals) are made *automatically* in (or from) the account (or sub-accounts) in accordance with a pre-determined schedule and allocation. This exclusion applies to 401(k) plans[1] or similar automatic investment pension plans; dividend reinvestment plans; 529 plans; and mutual fund or exchange traded fund accounts that provide for pre-determined transactions, such as dividend reinvestments. If an account, however, allows for the purchase of individual securities (e.g., securities that are not part of a diversified fund or pooled investment vehicle, such as equity securities of a plan sponsor) outside the pre-determined schedule and allocation, at the direction of the accountholder, such an account must be reported, and such transactions in individual securities must be precleared and reported, in the manner described herein; and

(ii)   An investment account over which the Subject Employee does not exercise full or shared discretion; provided that the Subject Employee provides such documentation as the Compliance Department may request to evidence that he or she does not exercise full or shared discretion over the account.

(b)   Excluded Securities: Except as expressly excluded below, the term "**security**" includes, without limitation: equity and debt securities; shares of closed-end investment companies; and any related instruments and securities. "Security" also includes any investment whose value is based on, or derived from, the value of another security, including convertible securities, synthetic or structured securities, exchange contracts and derivative securities including, but not limited to, futures, options, and swaps. Shares in privately offered securities such as Private Placements must be reported to the Compliance Department as an outside business activity.

The following securities are <u>not</u> required to be precleared. Thus, transactions in these securities are not subject to the 30-day holding period requirement:

(i)   Direct obligations of the Government of the United States or U.S. Government agencies (regardless of their maturities);

(ii)   Bank savings or checking accounts; bankers' acceptances and bank certificates of deposit;

(iii)   Shares of open-end investment companies; and

(iv)   Shares or interests in diversified exchange traded funds or unit investment trusts.

14.   Reporting of Violations

Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policy and Procedure. All of the provisions contained in this Personal Securities Trading Policy should be construed in a manner consistent with that Policy and Procedure and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange

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[1] 401(k) accounts and Individual Retirement Accounts that contain investments in company stock, company stock funds or other individual equities must be reported to Compliance.



Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Questions regarding the interpretation of these policies should be directed to the KBRA Compliance Department.



Addendum

Designated Brokerages:

KBRA requires that all employee and employee-related accounts be maintained with one of the following brokerage firms:

1. Fidelity
2. Merrill Lynch
3. TD Ameritrade
4. Vanguard
5. Charles Schwab
6. Scottrade
7. E*TRADE
8. Morgan Stanley
9. UBS Financial Services
10. JP Morgan

Personal Securities Trading Policy for KBRA Europe and KBRA UK

Applicable to: All Subject Employees (as defined below)
Issued by: KBRA Compliance Department
Effective Date: December 31, 2020

INTRODUCTION:

The trading and ownership of securities can, under certain circumstances, potentially create an actual or apparent conflict of interest, particularly for those involved in the determination of credit ratings. To protect against those actual or apparent conflicts, this policy implements requirements concerning the trading and ownership of securities by Subject Employees.

POLICY:

1. Applicability of Requirements

(a) This policy applies to all KBRA Europe and KBRA UK employees, and certain other persons working at or for KBRA Europe or KBRA UK, including any other natural persons whose services are placed at the disposal or under the control of KBRA Europe or KBRA UK who are involved in the credit rating process and such other persons, e.g., temporary employees or interns, as may be determined to be Subject Employees in the sole discretion of the KBRA Compliance Department (collectively, "Subject Employees"). Employee and employee-related accounts include:

(i) accounts of Subject Employees and their Family Members; and
(ii) accounts in which the Subject Employee has a financial or beneficial interest, including direct and indirect ownership (e.g., joint accounts, custodial accounts, any account over which the Subject Employee exercises control by means of a power of attorney, and securities held in trusts).

For the purposes of this policy, Subject Employees are deemed to have a beneficial interest in all Family Members' accounts.

(b) "Family Member" means:

(i) the spouse, domestic partner or cohabitant of an employee;
(ii) a minor or unmarried dependent child of a Subject Employee, including an adopted child, stepchild, or foster child;
(iii) a parent, in-law or any other relative with whom the Subject Employee resides;
(iv) any legal person, trust or partnership, whose managerial responsibilities are discharged by a relevant person or a person referred to in (i), (ii), and (iii) above, or which is directly or indirectly controlled by such a person, or that is set up for the

benefit of such a person, or whose economic interests are substantially equivalent to those of such person.

For example, if a Subject Employee's spouse opens a brokerage account through which stocks and bonds may be bought and sold, that account must be reported to the KBRA Compliance Department, and all trades must be precleared, even if the Subject Employee is not named on the account. Notwithstanding the foregoing, it is the Subject Employee's responsibility to report all required accounts, and not the responsibility of the relevant Family Member.

A Subject Employee must promptly notify the KBRA Compliance Department if the Subject Employee shares a home with a parent or in-law and learns that the parent or in-law maintains brokerage accounts or owns securities that were not previously reported to the Compliance Department.

(c)   This policy does not apply to the members of the KBRA Europe Board of Directors or the KBRA UK Board of Directors, who do not participate in the ordinary day-to-day business of KBRA. If in the judgment of the KBRA Compliance Department, a member of the KBRA Europe Board of Directors or the KBRA UK Board of Directors has become involved in the ordinary business of KBRA (including by acceptance of a role as officer), such member will be deemed to be a Subject Employee and will become subject to this policy and all procedures related to it.

2.   Designated Broker-Dealers

(a)   Subject Employees and their Family Members must maintain securities trading accounts as specified by KBRA Europe or KBRA UK, applicable.

(b)   Subject Employees must designate their brokerage accounts and their Family Members' accounts for automated electronic reporting if that facility is offered by the designated broker-dealer.

(c)   The securities trading activity and securities trading accounts of Subject Employees will be subject to ongoing monitoring by the KBRA Compliance Department to ascertain compliance with the requirements of this Policy.

3.   Reporting and Annual Certification Requirements

A Subject Employee must provide (for his or her Family Members as well as for himself or herself):

(a)   within 30 days after the commencement of employment with KBRA Europe, information regarding all brokerage accounts and all securities holdings of which the Subject Employee is deemed to have a beneficial interest;

(b)   an annual certification that he or she has reported all accounts in which he or she has a direct or indirect financial or beneficial interest and all such accounts held by Family Members, as well as all holdings and transactions in such accounts; and

(c)   All reporting of brokerage accounts and securities ownership must be made electronically if the designated broker-dealer offers that capability. For such accounts, paper brokerage statements either provided by the Subject Employee or sent via mail by the designated broker-dealer will not be accepted.



4.   Preclearance Approval of Trades

(a)   All Subject Employees are required to preclear all of their own trades (*i.e.*, both purchases and sales) and those of their Family Members in securities such as individual stocks and bonds, options and non-diversified collective investment schemes. Subject Employees must submit information concerning the trade electronically, to the extent possible, through the electronic facilities provided by the KBRA Compliance Department. If a Subject Employee is unable to access such electronic facilities, the Subject Employee must submit a Personal Trade Preclearance Form via email to the KBRA Compliance Department. A copy of the Personal Trade Preclearance Form is available on the KBRA intranet under the Personal Trading section. The KBRA Compliance Department may accept such other documentation as it deems appropriate.

(b)   A preclearance approval given by the KBRA Compliance Department may be rescinded, at any time prior to execution of the subject trade, upon written notice from the KBRA Compliance Department.

5.   30-day Holding Period

Subject Employees and their Family Members who purchase a security must hold that security for at least 30 consecutive calendar days. For example, no sale of a security may occur less than 30 days after the most recent purchase of that security. In addition, a Subject Employee may not enter into a derivative contract that will expire in less than 30 days. The KBRA Compliance Department may, however, in its sole discretion, grant exceptions in special circumstances such as an unexpected decline in security value (*i.e.*, 15% or greater) or financial hardship (e.g., an unanticipated medical expense). A Subject Employee seeking an exception to the 30-day holding period must submit a preclearance request to the KBRA Compliance Department which may, in its sole discretion, grant or deny such exception. The Compliance Department may also, in its sole discretion, limit the number of exceptions granted and may impose future trading restrictions on Subject Employees requesting an exception to the policy.

6.   Open Orders

Subject Employees and their Family Members are permitted to place limit orders or stop-loss orders. Those are orders to buy or sell a security at a particular price. Such orders are in effect until they are either canceled or executed. The Subject Employee, however, must obtain preclearance approval from the KBRA Compliance Department prior to the placement of the order. Any changes to the order must also be precleared. Once approved, the Subject Employee or his or her Family Member must place the order with his or her brokerage firm within five business days of receiving the approval. If the order is not placed by the close of the fifth business day, the Subject Employee must submit a new preclearance request if he or she intends to trade.

A stop-loss order to sell a security that executes before the Subject Employee or his or her Family Member has owned the security for 30 calendar days will be considered a violation of this policy.

7.   Blackout Periods

From time to time, based upon credit rating assignments undertaken by KBRA Europe or KBRA UK, the Chief Compliance Officer or his or her designee will circulate an announcement of a "blackout period"

with respect to a security or a class or category of securities or issuers. Each announcement of a blackout period will indicate the securities and/or issuers covered, and the expected duration of the blackout period.

8.   Restricted Lists

Subject Employees are prohibited from participating in any aspect of the credit rating process for entities for which the Subject Employee or a Family Member owns securities. Subject Employees and their Family Members are prohibited from owning securities of issuers or entities that are rated within the Subject Employee's area of analytic responsibility or for which the Subject Employee is in possession of material non-public information. A list of restricted securities for each ratings group will be maintained by the KBRA Compliance Department. It is the responsibility of all Subject Employees to check the restricted lists applicable to them to confirm that they and their Family Members do not own or trade restricted securities. It is also the responsibility of the Subject Employee to notify the KBRA Compliance Department if the Subject Employee's analytical area changes or if he or she gains knowledge of material non-public information other than as part of his or her normal responsibilities.

9.   Divestment

Subject Employees and their Family Members who are found to be in ownership of a restricted security must divest as soon as practicable in a managed sale directed by the KBRA Compliance Department. The Subject Employee may not participate in any credit rating decision related to the Subject Security until the Subject Security is sold or the conflict is otherwise managed to the satisfaction of the KBRA Compliance Department. The Subject Security may not be sold without prior instructions to do so from the KBRA Compliance Department. Once the Subject Security is sold and the conflict is resolved to the satisfaction of the KBRA Compliance Department, the Subject Employee will be permitted to participate in the rating process for the conflicting entity, subject to any restrictions, limitations or procedures the KBRA Compliance may determine.

10.   Waivers

In exceptional circumstances, and at the sole discretion of the Chief Compliance Officer or his or her designee, acting in conjunction with KBRA Europe or KBRA UK, as applicable, senior management, waivers of the reporting and/or trading requirements set forth herein may be granted. All requests for waivers must be made in writing to the Subject Employee's manager and must include all relevant facts. Upon the manager's approval, the request must be submitted to the KBRA Compliance Department for final review and approval.

11.   Material Nonpublic Information

As detailed more fully in the Confidential Information and Insider Trading Policy, Subject Employees are barred from trading on material, nonpublic (i.e., "inside") information, and are prohibited from "tipping" others (such as Family Members or friends) who could trade on the inside information. Any Subject Employee who comes into possession of material, nonpublic information, regardless of the source and whether or not the information pertains to an entity rated by the Company, is prohibited from discussing, disseminating, or acting upon that information in any way except during the course of the Subject Employee's legitimate business duties or where required by law. ***If a Subject Employee has any doubt about whether information he or she is possesses is material nonpublic information, the Subject Employee***

should assume the information is material nonpublic information and immediately contact the KBRA Compliance Department for further guidance.

12. Violations

(a)   Any Subject Employee who violates this policy (including violations resulting from the actions of Family Members) may be subject to discipline by KBRA Europe or KBRA UK, up to and including termination of employment. In addition, persons who violate insider trading laws (as described herein) may be subject to civil and criminal penalties. The KBRA Compliance Department will report violations of this policy to the KBRA Europe Board of Directors or KBRA UK Board of Directors and senior management on a periodic basis.

13. Exemptions

(a)   <u>Excluded accounts</u>: The following accounts do not need to be reported to the KBRA Compliance Department:

  (i)   An investment account in which regular periodic purchases (or sales or withdrawals) are made *automatically* in (or from) the account (or sub-accounts) in accordance with a pre-determined schedule and allocation. This exclusion applies to retirement accounts and automatic investment pension plans; dividend reinvestment plans; and diversified collective investment schemes that provide for pre-determined transactions, such as dividend reinvestments. If an account, however, allows for the purchase of individual securities (e.g., securities that are not part of a diversified fund or pooled investment vehicle, such as equity securities of a plan sponsor) outside the pre-determined schedule and allocation, at the direction of the accountholder, such an account must be reported, and such transactions in individual securities must be precleared and reported, in the manner described herein; and

  (ii)   An investment account over which the Subject Employee does not exercise full or shared discretion; provided that the Subject Employee provides such documentation as the KBRA Compliance Department may request to evidence that he or she does not exercise full or shared discretion over the account.

(b)   <u>Excluded Securities</u>: Except as expressly excluded below, the term "**security**" includes, without limitation: equity and debt securities; shares of closed-end investment companies (regardless of the level of diversification); and any related instruments and securities. "Security" also includes any investment whose value is based on, or derived from, the value of another security, including convertible securities, synthetic or structured securities, and derivative securities such as futures, options and swaps. Shares in privately offered securities such as private placements must be reported to the KBRA Compliance Department as an outside business activity.

Transactions in the following securities are <u>not</u> required to be precleared by the KBRA Compliance Department, and transactions in these securities are not subject to the 30-day holding period requirement:

(i)   With respect to KBRA Europe employees, direct obligations (regardless of their maturities) of the governments of the European Union member state in which the KBRA Europe employee is domiciled;

(ii)   With respect to KBRA UK employees, direct obligations (regardless of their maturities) of the government of the United Kingdom;

(iii)   Bank savings or checking accounts; bankers' acceptances and bank certificates of deposit;

(iv)   Shares or other interests in diversified collective investment schemes, including shares or interests in diversified exchange traded funds or unit investment trusts.

Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Relationship with Corporate Affiliates

<u>APPLICABLE TO</u>: All KBRA U.S. Employees

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: June 05, 2020

Background Kroll Bond Rating Agency, LLC ("KBRA") is a subsidiary of KBRA Holdings, LLC ("Holdings"). KBRA and its employees recognize that, as an NRSRO, KBRA has a fundamental obligation to maintain the integrity and objectivity of the rating process, and to ensure the confidential treatment and proper use of client information. Accordingly, KBRA has implemented these procedures to establish a "firewall" between KBRA's ratings business and other corporate affiliates.

Ratings business and non-ratings affiliates

A. This policy is designed to ensure that the businesses of any other non-ratings affiliate of KBRA (each, a "Non-Ratings Affiliate") do not influence the credit rating activities of KBRA. Among other things, subject to paragraph B below, this policy is designed to limit the receipt by a Non-Ratings Affiliate of material non-public information possessed by KBRA.

1) No employee of KBRA who regularly participates in determining or monitoring a credit rating or is responsible for approving or serving as a voting member of a committee that approves a credit rating may serve as an employee of a Non-Ratings Affiliate;

2) No individual who is an employee of a Non-Ratings Affiliate may sit on any committee of KBRA that produces or approves credit ratings or credit rating methodologies;

3) Individuals who perform administrative services for KBRA, including accounting, technology, human resources, and corporate communications services, may also provide such services for a Non-Ratings Affiliate;

4) To the extent that employees of KBRA and a Non-Ratings Affiliate occupy shared office facilities, and to the extent practicable, (i) employees who are part of KBRA's rating analyst group shall be physically segregated from employees of Non-Ratings Affiliates; and (ii) the information and data of KBRA and Non-Ratings Affiliates will be subject to appropriate access controls;

5) No KBRA employee who is a member of the rating analyst group shall recommend the purchase of any Non-Ratings Affiliate product or service to an issuer. No employee of KBRA shall suggest or imply to a rated entity or a prospect that the purchase of any particular product or service from KBRA or any Non-Ratings Affiliate will have a favorable effect on a rating issued by KBRA. For purposes of this policy, a "rated entity" is an obligor or an issuer, underwriter, or sponsor of a security with respect to which KBRA has issued, or has been engaged to issue, a credit rating. KBRA employees shall refer any inquiry about the products

and services of a Non-Ratings Affiliate to an appropriate person at the Non-Ratings Affiliate, or to the Marketing Department personnel, or the Chief Executive Officer or President, of KBRA;

6) Consistent with KBRA's Statement of Policy on Confidential Information and Insider Trading, any actual or suspected inadvertent transmission of material non-public information regarding an entity rated by KBRA must be promptly reported to the KBRA Compliance Department; and

7) Subject to paragraph B below, personnel who are part of KBRA's rating analyst group shall not solicit from employees of a Non-Ratings Affiliate information on the nature of any Non-Ratings Affiliate engagement, including the fee paid to the Non-Ratings Affiliate.

8) KBRA shall not rate, or assign a rating outlook to, a person or company that is an affiliate or associate of the organization or a ratings employee. KBRA shall not assign a credit rating or rating outlook to a person or company if a ratings employee is an officer or director of the person or company, its affiliates, or related entities.

B. KBRA may retain a Non-Ratings Affiliate to conduct due diligence, background checks, investigative reviews, or other services in connection with KBRA's credit rating agency business. When a Non-Ratings Affiliate is engaged to perform services in connection with the production or monitoring of a credit rating, such an engagement must be (i) pursuant to a written agreement, and (ii) on terms and subject to conditions (including, without limitation, conditions with respect to non-disclosure of confidential information) that KBRA believes are reasonably comparable to terms and conditions that would be available from unaffiliated third-party vendors. The Chief Financial Officer or his designee shall from time to time review such information as may be deemed necessary to determine that pricing and other terms and conditions are comparable to those available from third parties.

Reporting of Violations

A. Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policy and Procedure. All of the provisions contained in this Relationship with Corporate Affiliates Policy should be construed in a manner consistent with that Policy and Procedure and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Relationship with Corporate Affiliates
for KBRA Europe and KBRA UK Policy

Applicable To: All KBRA Europe and KBRA UK Employees

Issued By: KBRA Compliance Department

Effective Date: December 31, 2020

POLICY:

1.   Purpose

(a)   The purpose of this policy is to enhance the separation of KBRA Europe's and KBRA UK's credit rating activities from those of its corporate affiliates not involved in credit rating activities (each, an "Affiliate").

2.   Limits on Sharing of Material Nonpublic Information

(a)   No employee of KBRA Europe or KBRA UK who regularly participates in determining or monitoring a credit rating or is responsible for approving or serving as a voting member of a committee that approves a credit rating may serve as an employee of an Affiliate.

(b)   No individual who is an employee of an Affiliate may sit on any committee of KBRA Europe or KBRA UK that produces or approves credit ratings or credit rating methodologies.

(c)   Individuals who perform administrative services for KBRA Europe or KBRA UK, including accounting, technology, human resources, legal, compliance and corporate communications services (including those that may be outsourced to KBRA affiliates that are involved in the delivery of credit rating services in other jurisdictions), may also provide such services for an Affiliate.

(d)   To the extent that employees of KBRA Europe, KBRA UK and an Affiliate occupy shared office facilities, and to the extent practicable, (i) employees who are part of KBRA Europe's or KBRA UK's rating analyst group shall be physically segregated from employees of Affiliates; and (ii) the information and data of KBRA Europe and KBRA UK, and Affiliates shall be subject to appropriate access controls.

(e)   No KBRA Europe or KBRA UK employee who participates in the credit rating process shall recommend the purchase of any Affiliate product or service to an issuer. No employee of KBRA Europe or KBRA UK shall suggest or imply to a rated entity or issuer or a prospect that the purchase of any particular product or service from KBRA or and Affiliate will have a favorable effect on a rating issued by KBRA Europe or KBRA UK. For purposes of this policy, a "rated entity" is an obligor or an issuer, underwriter, or sponsor of a security with respect to which KBRA Europe or KBRA UK has issued, or has been engaged to issue, a credit rating. KBRA Europe and KBRA UK employees shall refer any inquiry about the credit rating activities of an affiliate that provides credit rating services in other jurisdictions to an appropriate person at such affiliate, and any inquiry about the products and services of an Affiliate to an appropriate person at the Affiliate, or in either case to the commercial personnel, or senior management of KBRA Europe or KBRA UK who are not involved in the credit rating process.



(f)   Consistent with KBRA's Confidential Information and Insider Trading Policy, any actual or suspected inadvertent transmission of material nonpublic information regarding an entity rated by KBRA Europe or KBRA UK, or any inside information relating to a credit rating, rating outlook or information related thereto that has not been publicly disclosed, must be promptly reported to the KBRA Compliance Department.

(g)   Subject to Section 2, below, KBRA Europe and KBRA UK employees who participate in the credit rating process shall not solicit from employees of an Affiliate information on the nature of any engagement of such Affiliate, including the fee paid to the Affiliate.

3.   Arms Length Agreements with Affiliates

(a)   KBRA Europe or KBRA UK may retain an Affiliate to have natural persons employed by the Affiliate conduct due diligence, background checks, investigative reviews, or other services in connection with KBRA's credit rating agency business. When an Affiliate is engaged to perform services in connection with the production or monitoring of KBRA Europe or KBRA UK credit ratings or rating outlooks, such an engagement must be:

(1) pursuant to a written agreement; and

(2) on terms and subject to conditions (including, without limitation, conditions with respect to nondisclosure of confidential information) that KBRA Europe believes are reasonably comparable to terms and conditions that would be available from unaffiliated third-party vendors.

(b)   The Controller or their designee shall from time to time review such information as may be deemed necessary to determine that pricing and other terms and conditions are comparable to those available from third parties.

(c)   When KBRA Europe or KBRA UK uses the services of employees of an Affiliate pursuant to an engagement as set forth in Section 3(a) above, and the KBRA Compliance Department makes a determination that those employees will be used in a way such that they may be deemed to be involved in credit rating activities, those Affiliate employees shall be subject to the compliance policies of KBRA Europe as if they were KBRA Europe employees, including those policies related to Personal Securities Trading, conflicts of interest and the handling of material non-public or inside information.

(d)   The KBRA Compliance Department shall maintain, and keep current, a list of all KBRA Europe and KBRA UK ratings analysts, KBRA Europe and KBRA UK employees and other natural persons who are placed at KBRA Europe's or KBRA UK's disposal or under its control (including employees of Affiliates) to whom credit ratings, rating outlooks and information related thereto are communicated before being publicly disclosed.

Questions regarding the interpretation of these policies should be directed to the KBRA Compliance Department.